77D - Policies with respect to security investments

      At a meeting held on November 23, 2009, the Board of Trustees of the Trust approved changes to the investment policies for Driehaus Active Income Fund ("Fund") to allow the Fund to invest in a wide variety of fixed income and floating rate securities including fixed and floating rate loans that have a senior right to repayment ("Senior
Loans").

      In addition, the Fund's non-fundamental investment restriction regarding mortgaging, pledging or hypothecating its assets was changed to the following:

The Fund may not mortgage, pledge or hypothecate its assets, except as may be necessary in connection with permitted borrowings or in connection with other permitted investment techniques.